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                                                                    EXHIBIT 12.1

                                RemedyTemp, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                             (amounts in thousands)

                                                                                                       Nine Fiscal
                                                                                                       Months Ended
                                                                       Fiscal Years Ended                June 27,
                                                     1999      2000      2001      2002     2003(a)        2004
                                                    -----------------------------------------------    ------------
Pre-tax income (loss) before cumulative effect of
       adoption of new acounting standard           $24,749   $22,515   $12,356   $2,514   $(18,542)     $(8,216)

Plus fixed charges                                    1,937     2,308     1,727    1,942      2,531        1,578
                                                    -----------------------------------------------      -------

Earnings available to cover fixed charges           $26,686   $24,823   $14,083   $4,456   $(16,011)     $(6,638)

Fixed charges:
       Interest costs                               $   612   $   880   $   178   $  187   $    434      $   308
       Interest component of rental expense           1,325     1,428     1,549    1,755      2,097        1,270
                                                    -----------------------------------------------      -------
Total fixed charges                                 $ 1,937   $ 2,308   $ 1,727   $1,942   $  2,531      $ 1,578

Ratio of earnings to fixed charges                    13.78     10.76      8.15     2.29        (b)          (c)
                                                    ------------------------------------------------------------
       Preference dividends                            --        --        --       --         --           --
Combined preference dividends and fixed charges     $ 1,937   $ 2,308   $ 1,727   $1,942   $  2,531      $ 1,578
                                                    -----------------------------------------------      -------
Ratio of earnings to combined preference
       dividends and fixed charges                    13.78     10.76      8.15     2.29        (b)          (c)


(a) Loss of $2,421, net of tax, related to cumulative effect of adoption of new accounting standard in fiscal 2003 was not considered.

(b) Earnings in fiscal 2003 were inadequate to cover fixed charges. The coverage deficiency was approximately $18.5 million.

(c) Earnings for the first nine months of fiscal 2004 were inadequate to cover fixed charges. The coverage deficiency was approximately $8.2 million.